Exhibit 99.55

Enthusiast Gaming Closes Acquisition of Omnia Forming Largest Gaming
Media, Esports and Entertainment Platform in North America

Closes $17.25M Bought Deal Public Offering Including Exercise of Over-Allotment Option

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED

STATES/

•	Combined Platform to reach 300 million gamers monthly generating more than 4.2 billion monthly views
•	Over 500 gaming influencers with combined subscriber base of over 500 million on YouTube and Twitch
•	Pro forma 2019 revenue of ~$110 million
•	Combined company expected to immediately generate positive EBITDA
•

Acquisition delivers on core strategic priorities of (1) owning more viewers, (2) creating more content, (3) driving subscriptions, (4) new revenue streams, and (5) improved analytics for targeted advertising

TORONTO, Aug. 31, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is excited to announce that it has completed the previously announced acquisition (the “Acquisition”) of Omnia Media, Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) and has closed the related public offering (the “Offering”) of common shares in the capital of the Company (“Common Shares”), including the exercise of the over-allotment option in full, raising gross proceeds of C$17.25 million. Through the Acquisition, Enthusiast Gaming has created the largest gaming media, esports and entertainment platform in North America by users, with 300 million video game and esports fans monthly.

Adrian Montgomery, CEO of Enthusiast Gaming commented, “I am extremely proud of both teams for closing this transformational acquisition of Omnia Media. Enthusiast is now positioned as the largest platform of gaming communities in North America, interacting with over 300 million highly engaged gamers who consume over 4.2 billion pieces of content each and every month. Omnia accelerates the growth of every vertical of our business and will be immediately accretive while unlocking new revenue streams. Enthusiast’s platform has quickly become one of the critical access points for brands and organizations that need to target the Gen Z and Millennial audience. The addition of Omnia’s 1,000 YouTube channels and 500 influencers brings some of the most valuable digital marketing inventory anywhere into the Enthusiast portfolio of assets. We are thrilled to welcome Omnia to the Enthusiast team, and we look forward to working together to continue executing on our growth plan.”

Based in Los Angeles, California, Omnia is a leading global gaming YouTube platform which creates, manages and operates a multi-channel YouTube network that distributes premium, original content. Its platform is one of the most highly visited on YouTube for video game related content. Omnia produces and programs over 30 weekly shows across AVOD (advertising-based video on demand) and OTT (over-the-top) channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and boasts a significant U.S. market inventory of over 1,000 channels, over 500 million subscribers and over 3.2 billion monthly total video views.

Acquisition Details

The Acquisition closed on August 30, 2020. Enthusiast Gaming acquired 100% of the issued and outstanding shares of Omnia from Blue Ant for consideration consisting of 18.25 million Common Shares (the “Share Consideration”), $11.0 million in cash (the “Cash Consideration”), subject to adjustments, and a vendor-take-back note (“VTB”) with a face value of $5.75 million. All $ figures are in Canadian dollars unless noted otherwise.

Enthusiast has appointed Robb Chase, chief financial officer of Blue Ant, to serve on its board of directors pursuant to a nomination rights agreement (the “Nomination Agreement”) entered into in connection with the Acquisition. The Nomination Agreement entitles Blue Ant to nominate a director to the board of directors of Enthusiast Gaming until Blue Ant ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

Robb Chase serves as the chief financial officer of Blue Ant Media, a global producer, television broadcaster and distributor headquartered in Toronto, with offices in the USA, Asia-Pacific, New Zealand and UK. In this role, he is responsible for the company’s corporate finance and corporate development across Blue Ant Media’s key pillars of business. In previous roles, Robb has served as the President and CEO of Quiznos Canada Restaurant Corporation; The President and CEO of Herbal Magic ULC; the President of Papa John’s International and as the CEO of Famous Players Inc., a division of Viacom Inc., until the company’s sale in 2005. Prior to these endeavours, Robb spent ten years with PepsiCo Restaurants International and its spinoff company Tricon Global restaurants in a variety of executive roles including: President of Pizza Hut Canada, Senior Vice President of Marketing for Pizza Hut International and Senior Vice President of Franchising for Pizza Hut, KFC and Taco Bell for all international operations. Moreover, he has been engaged in senior marketing positions with Cara Operations, Seven Up Canada and Johnson and Johnson. Robb is the past Chairman of YPO Gold Ontario and has previously been a director of publicly traded firms Imvescor and Sleeman’s Breweries. Robb is also a past director of the Toronto International Film Festival (TIFF), the Canadian Film Centre, Restaurants Canada, St. Joseph’s Hospital Foundation, and the US based National Restaurant Association.

Mr. Montgomery said, “We are pleased to welcome Robb Chase to our board of directors. Robb’s wealth of experience in media will add significant value to our business.”

The Share Consideration is subject to a four month hold period in accordance with applicable securities laws expiring on January 1, 2021 as well as a contractual lock-up with 50% released in 180 days; 25% in 270 days; and 25% in 360 days. The VTB has a face value of $5.75 million, which will bear a 9.0% annual interest rate and carry a maturity of 36 months.

Offering Details

In connection with the closing of the Acquisition, Enthusiast Gaming has completed the Offering on August 31, 2020, issuing 11.5 million Common Shares (the “Offered Shares”) at a price of $1.50 per Offered Share, for gross proceeds of $17.25 million, which includes the Offered Shares issued pursuant to the fully exercised over-allotment option. The Offering was underwritten by Canaccord Genuity Corp., as sole bookrunner and co-lead underwriter, with Paradigm Capital Inc., acting as co-lead and Haywood Securities Inc., acting a co-manager (collectively, the “Underwriters”).

The net proceeds of the Offering are being used to fund the Cash Consideration, certain costs related to the Acquisition and for general corporate purposes, as more particularly described in the short form prospectus dated August 26, 2020 which is available under the Company’s profile on SEDAR at www.sedar.com.

This press release is not an offer to sell, or the solicitation of an offer to buy, any securities in the United States or any other jurisdiction. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

Advisors

Canaccord Genuity acted as financial advisor to Enthusiast Gaming in connection with the Acquisition. B. Riley FBR, Inc. acted as a corporate finance advisor to Enthusiast Gaming in the United States. Cormark Securities Inc. acted as financial advisor to Blue Ant. Enthusiast Gaming was represented by Norton Rose Fulbright Canada LLP and Blue Ant was represented by Bennett Jones LLP. The Underwriters were represented by Stikeman Elliott LLP.

Early Warning Requirements

In connection with the Acquisition, Blue Ant acquired 18,250,000 Common Shares in connection with the Acquisition representing approximately 17.74% of the issued and outstanding common shares of the Company for investment purposes and in accordance with applicable securities laws. Blue Ant may, from time to time and at any time, acquire additional Common Shares in the open market or otherwise, and reserves the right to dispose of any or all of its Common Shares in the open market or otherwise at any time and from time to time depending on market conditions and other relevant factors.

Blue Ant will prepare and file a report containing the information required by Form 62-103F1 - Required Disclosure under the Early Warning Requirements in connection with the matters referred to in this press release. Once filed, a copy of this report can be obtained by contacting Astrid Zimmer, Blue Ant’s Corporate Secretary, at (416) 440-7069. Blue Ant’s head office is located at 130 Merton Street, Suite 200, Toronto, Ontario, M4S 1A4.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 1,000 YouTube channels which collectively generate 4.2 billion views monthly. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 300 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

Forward Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”,

“intend”, “estimate” or the negative of these terms and similar expressions.

Forward-looking information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “intends”, “may” and similar expressions. Forward-looking statements in this news release include, but are not limited to statements with respect to the effects of the Acquisition on the Company, including ability to generate positive EBITDA, enhancements to revenue and benefits and other synergies resulting from the Acquisition.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the anticipated benefits of the Acquisition and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.